SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25
                           Notification of Late Filing

                                             Commission  File  Number  000-23851

(Check  one)
|  |  Form  10-K  and  Form  10-KSB    |  |  Form  11-K
|  |  Form  20-F   |X|  Form  10-Q  and  Form  10-QSB   |  |  Form  N-SAR

     For  the  period  ended  March  31,  1999

|  |  Transition  Report  on  Form  10-K  and  Form  10-KSB
|  |  Transition  Report  on  Form  20-F
|  |  Transition  Report  on  Form  11-K
|  |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
|  |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: Not applicable

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:     Centenary  International  Corp.

Former  name  if  applicable:

Address  of  principal
executive  office:                692  Madison  Avenue,  Third  Floor

City,  State  and  Zip  Code:     New  York,  NY  10021

                                     PART II
                             RULE 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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     (a)  The reasons  described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant have not been completed yet by management. The recent acquisition Platafreight S.A. has taken up a significant portion of management's time and resources.




                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                 John  Tonelli      (212)           644-2113
                 (Name)          (Area Code)    (telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  |X|  YES   |  |  No



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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  |X|  YES   |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     There are no comparable financial statements for the corresponding quarter of 1998. The nature and scope of the Centenary International Corp.'s business changed dramatically in November, 1998 in connection with the acquisition and disposition of assets. The acquisition was treated as a reverse merger for accounting purposes whereby the financial statements of the acquired private company became the financial statements of Centenary International Corp.


                          Centenary International Corp.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May  17,  1999         ______________________________________
                              by:  /s/  Hector  A.  Patron  Costas
                              Hector  A.  Patron  Costas
                              Director,  Chairman,  Secretary,  Chief  Executive
                              Officer  and  Chief  Financial  Officer

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